420 McKinney Parkway

Lillington, NC 27546

Office: 919-510-9701  Fax: 919-510-9702

www.adsiarmor.com

February 5, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: David R. Humphrey

    Accounting Branch Chief

Re:

American Defense Systems, Inc.
Form 10-K for the year ended December 31, 2011
Filed April 16, 2012
File No. 001-33888

American Defense Systems, Inc. (the “Company” or “we”) respectfully submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the year ended December 31, 2011 and filed with the Commission on April 16, 2012 (the “Form 10-K”).

For your convenience and reference, we repeat the Staff’s comments below (using the same numbering in the letter) and our responses follow.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 27

1.

For clarity, please consider using comparative tables, along with accompanying narrative disclosures, in this section.

Company Response: The Company will consider using comparative tables along with accompanying narrative disclosures in future filings.

2.

As a related matter, please revise your explanations to include not only the sources or reasons for each change, but also the amounts contributed by each item.  For example, in your explanation of the year over year decrease in general and administrative expenses, you cite the relocation to Lillington, NC in July 2011, lower general liability insurance due to decreased sales, a bad debt expense recovery in the third quarter of 2011, reduction in employee benefits related to reduced headcount, and a reduction in travel expenses, but you do not give the amounts attributable to each item.  Please review all explanations and make all appropriate revisions.

Company Response: The Company reviewed all of its explanations in its Form 10-Q for the quarter ended September 30, 2012 (the “Third Quarter 10-Q”) and provided amounts attributable to each item, where appropriate, in accordance with the Staff’s comment.  The Company will continue to provide such disclosure in future filings, beginning with its upcoming Form 10-K.  The Company respectfully proposes that an amendment of its Form 10-K is not necessary given its commitment to current and future compliance with the Staff’s comment.

February 5, 2013

Item 15(b) Exhibits, page 33

3.

You indicate in footnote 22 that Exhibits 10.50 and 10.51 were previously filed as exhibits to your Form 10-K filed on March 28, 2010.  However, these exhibits were included in your Form 8-K filed on March 28, 2011.  Please revise.

Company Response:  The Company agrees to correct cross referencing in future filings.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

4.

Please tell us why you have not included the loss related to the settlement of litigation of $45,000 within operating loss.  Similarly, please tell us why you have not included the accrual of an estimated loss on settlement of litigation of $50,000 within operating loss during the quarterly period ended June 30, 2012.  Since both of these matters appear to involve disputes arising from termination of employment, we believe the related settlement costs should be included in your operating expenses.

Company Response:  The Company agrees that the settlement of litigation of $45,000 for the year ended December 31, 2011 and $50,000 for the quarterly period ended June 30, 2012 should be included in operating loss. The Company corrected the presentation in its Third Quarter 10-Q.  In future filings, the Company will also note the reclassification of the amounts in the relevant disclosure.  The Company respectfully proposes that an amendment of its Form 10-K is not necessary given that the amounts are not material to the financial condition of the Company and the amounts were included in the Consolidated Statement of Operations and reflected in net income (loss) and all per share amounts.

Note 7 – Mandatorily Redeemable Series A Convertible Preferred Stock and Warrant Liabilities, page F-20

5.

It appears that your March 22, 2011 Redemption Agreement constitutes a troubled debt restructuring as such term is defined in ASC 470-60-20.  As such, please revise your narrative here to describe this troubled debt restructuring, and include a description of your accounting for the transaction in accordance with the methodology set forth in ASC 470-60-35.

Company Response: The Company accounted for the Series A Preferred redemption as a troubled debt restructuring in accordance with ASC 470.  The Company added “Note 6. Troubled Debt Restructuring” to its financial statements in the Third Quarter 10-Q that confirmed the accounting treatment and described its accounting for the transaction in accordance with the methodology set forth in ASC 470.  The Company respectfully proposes that an amendment of its Form 10-K is not necessary given that the Company accounted for the transaction correctly and has corrected its disclosure in the Third Quarter 10-Q and will continue to do so in future filings.

6.

As a related matter, your disclosures should be further enhanced by providing the disclosures required under ASC 470-60-50.  Specifically, please include disclosure either here or on the face of your financial statements to state the per-share amount of the aggregate gain on this troubled debt restructuring.

Company Response:  The Company included the per share amount of the aggregate gain on the troubled debt restructuring in “Note 6. Troubled Debt Restructuring” to its financial statements in the Third Quarter 10-Q.  The Company will include that disclosure in future filings.

General

7.

We note that you filed a Form 10-K/A on May 14, 2012 to include the disclosures required by Part III of Form 10-K which were omitted from your original filing in reliance on General Instruction G.(3) of Form 10-K.  We also note that you did not comply with the 120-day period set forth in such instruction.  Please confirm that in future filings, to the extent that you omit information in reliance on General Instruction G.(3) of Form 10-K, that you will comply with the 120-day period set forth in such instruction.  Please also confirm your understanding that you are considered an untimely filer and you would therefore be eligible to use Form S-3 only after you subsequently file your Exchange Act reports on a timely basis for 12 calendar months after the original Form 10-K due date.

Company Response:  The Company confirms to the Staff that in future filings, to the extent that we omit information in reliance on General Instruction G.(3) of Form 10-K, we will comply with the 120-day period set forth in such instruction.  The Company further confirms to the Staff our understanding that we are considered an untimely filer and the Company will be eligible to use Form S-3 only after subsequently filing our Exchange Act reports on a timely basis for 12 calendar months after the original Form 10-K due date.

February 5, 2013

**************

The Company makes the following acknowledgments:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call John Jaye at Parker Poe Adams & Bernstein LLP ((704) 335-9872) if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Gary Sidorsky

Gary Sidorsky

Chief Financial Officer

cc:

Donald Field, Securities and Exchange Commission

Justin Dobbie, Securities and Exchange Commission

Amy Geddes, Securities and Exchange Commission

John Jaye, Parker Poe Adams & Bernstein LLP